RENT THE RUNWAY, INC.
10 Jay Street
Brooklyn, New York 11201

June 4, 2024

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Alyssa Wall

Re:	Rent the Runway, Inc.

Registration Statement on Form S-3 (Registration No. 333-279757)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (Registration No. 333-279757) (the “Registration Statement”) of Rent the Runway, Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 6, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

If you have any questions regarding the foregoing, please do not hesitate to contact Marc Jaffe at (212) 906-1281, of Latham & Watkins LLP.  Thank you in advance for your consideration.

Very truly yours,

RENT THE RUNWAY, INC.

By:	/s/ Siddharth Thacker
	Name:	Siddharth Thacker
	Title:	Chief Financial Officer

cc:	Jennifer Hyman, Chief Executive Officer Marc Jaffe, Latham & Watkins LLP Jenna Cooper, Latham & Watkins LLP